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                              November 22, 2021

       Robert Charest
       Principal Executive Officer
       HerdWhistle Technologies Inc.
       3510 29 Street Northeast #130
       Calgary, AB, T1Y 7E5

                                                        Re: HerdWhistle
Technologies Inc.
                                                            CIK 0001892858
                                                            Form 1-A filed
November 12, 2021
                                                            File No. 024-11716

       Dear Mr. Charest:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed November 12, 2021

       General

   1. Please revise to include financial statements that are audited in accordance with U.S.
                                                        Generally Accepted
Auditing Standards or the standards of the Public Company
                                                        Accounting Oversight
Board (United States) as required by Item (c )(1)(iii) of Part F/S of
                                                        Form 1-A. Include
statements of comprehensive income, cash flows, and changes in
                                                        stockholders    equity
for each of the periods presented and include an auditor   s report that
                                                        fully complies with
Rule 2-02 of Regulation S-X. Refer to Items (b)(2) and (b)(4) of Part
                                                        F/S of Form 1-A.
 Robert Charest
FirstName LastNameRobert  Charest
HerdWhistle Technologies Inc.
Comapany 22,
November  NameHerdWhistle
              2021          Technologies Inc.
November
Page 2    22, 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

         You may contact Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing